SECURITIES AND EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

SANTA FE FINANCIAL CORPORATION
Name of Issuer

Common Stock, Par Value $0.10 Per Share
Title of Class of Securities

802014-10-0
CUSIP Number

Mr. Howard A. Jaffe
Chief Operating Officer
The Intergroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

July 10, 1996
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]
- -1- of -5-
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CUSIP No. 802014-10-0

1.	Name of Reporting Person			Tax Identification Number
  	The Intergroup Corporation					13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only

4.	Source of Funds
	   WC

5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization
    Delaware

Number of			        		7.	Sole Voting Power
Shares					             	219,050
Beneficially	  __________________________________________________
Owned by			         		8.	Shared Voting Power
Each
Reporting		    __________________________________________________
Person					           9.	Sole Dispositive Power
With							              219,050
			            __________________________________________________
						               10.	Shared Dispositive Power


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	219,050 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
	   34.3%

14.	Type of Reporting Person
   	CO

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AMENDMENT NO. 8 TO SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
SANTA FE FINANCIAL CORPORATION


This Amendment No. 8 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished. This Amendment reflects further acquisitions of Santa Fe Financial Corporation's common stock, par value $0.10 per share, (the Common Stock) by Intergroup.

The following Items of this Schedule 13D are amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Intergroup used working capital as its source of funds to purchase all Shares.

Item 5.	Interest in Securities of the Issuer.

		(a)	Intergroup, as of July 10, 1996, beneficially
owns, for purposes of Section 13(d) of the Exchange Act 219,050 shares of the Common Stock. The shares represent 34.3% of the outstanding Common Stock.

		(b)	Intergroup has sole voting and disposition power
with respect to the shares described in Item 5(a).  Mr. John V.
Winfield is Chairman and President of Intergroup.

		(c)	Information with respect to transactions effected
in the Stock during the past sixty (60) days by Intergroup is set forth in Appendix A hereto.

		(d)	No person other than Intergroup, with respect to
its Shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares beneficially owned by each.

		(e)	Inapplicable.

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SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	July 10, 1996

THE INTERGROUP CORPORATION




By:  /s/Howard A. Jaffe
		   Howard A. Jaffe
		   Corporate Secretary

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SCHEDULE A


		The following table sets forth the trade date for each purchase of Common Stock by Intergroup, the number of shares of Common Stock purchased in each such transaction and the price per share in each such transaction effected in the past sixty (60) days. No shares were sold during the period. All the shares of Common Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.





Trade Date                 No. of
                           Common Shares
                           Purchased       Price Per Share

July 8, 1996                3,000              	$25.93
July 9, 1996                3,100              	$23.88
July 10, 1996               1,500              	$24.38